53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: (212) 906-1200 Fax: (212) 751-4864
www.lw.com

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VIA EDGAR AND OVERNIGHT DELIVERY	New Jersey	Washington, D.C.

Ms. Brigitte Lippmann

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:                             Dayton Superior Corporation
Registration Statement on Form S-1
File No. 333-137785

Dear Ms. Lippmann:

On December 7, 2006, pursuant to the applicable provisions of the Securities Act of 1933 and the rules promulgated thereunder, our client, Dayton Superior Corporation (the “Company”), filed Amendment No. 4 to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”).

In response to telephone correspondence between the staff of the Commission (the “Staff”) and the undersigned during the week of December 4, 2006, the Company revised the disclosure on pages 6, 22, 27, 28, 43, 44 and F-42 of the Registration Statement regarding the valuation of 1,005,967 unvested shares of its common stock awarded on June 30, 2006.  Each of these shares has been valued at $5.85 by the Company based upon an adjusted EBITDA multiple of 9.82 times trailing twelve-month adjusted EBITDA as of June 30, 2006.  As we discussed, the Company did not revise the disclosure of the redemption value of shares subject to put option as of June 30, 2006 since the redemption value of such shares was determined pursuant to the terms of the Company’s Management Stockholders’ Agreement (the “MSA”), which is described in greater detail in the Registration Statement under the heading “Critical Accounting Policy—Common Stock Valuation.”  The MSA provides by its terms that the value determined pursuant to the December 31, 2005 appraisal dictates the redemption value of shares subject to put option as of June 30, 2006. Accordingly, the redemption value of shares not currently redeemable as of June 30, 2006 remains at $0.69 per share.

We hope that the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to contact me at 212-906-1284 or my colleague, Michael Altschuler, at 212-906-1729 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.  As you know, we are looking forward to requesting acceleration of effectiveness early in the week of December 18, 2006.

Sincerely,

Kirk A. Davenport
Of Latham & Watkins LLP